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Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Year Ended
	2009	2008	2007	2006	2005
Income from continuing operations	$44,360	$43,192	$48,039	$45,879	$51,037
Add: Interest expense	2,418	4,114	4,957	7,028	8,310

Earnings	$46,778	$47,306	$52,996	$52,907	$59,347

Interest expense	$2,418	$4,114	$4,957	$7,028	$8,310
Interest expense	$2,418	$4,114	$4,957	$7,028	$8,310
Income allocable to non-controlling interests	296	307	343	343	349
Income allocable to preferred stockholders	14,515	14,401	16,923	17,157	17,343

Fixed Charges	$17,229	$18,822	$22,223	$24,528	$26,002

Ratio of earnings to fixed charges	19.35	11.50	10.69	7.53	7.14
Ratio of earnings to fixed charges and preferred dividends	2.72	2.51	2.38	2.16	2.28

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  Exhibit 12